Proper Good, Inc.

Profit and Loss
January - December 2020

	TOTAL
Income	**$546,106.15**
Cost of Goods Sold	**$236,766.35**
GROSS PROFIT	**$309,339.80**
Expenses	
Advertising & Marketing	59.72
Advertising/Promotional	375,292.99
Branded Materials	1,954.90
Content Production	2,710.99
Influencers	3,100.30
Marketing Gifts	601.76
Marketing Materials	1,984.94
Marketing Software	24,841.67
Total Advertising & Marketing	**410,547.27**
Bank Charges & Fees	276.11
Cash Over / Short	-26.20
Contract Labor	5,629.85
Gold 3PL	**85,878.39**
Insurance	2,053.00
Legal & Professional Fees	2,815.85
Accounting	557.00
Bookkeeper	6,750.00
Cartograph	26,901.96
Customer Service	13,804.58
End Rock	22,500.00
Jennifer Jane	0.00
Lawyer	31,010.31
Marketing Engineers	10,741.50
Media Buying Agencies - Adventure	7,200.00
Media Buying Agencies - Common Thread Collective	27,822.00
Media Buying Agencies - Fat Earth	35,772.18
Other	7,300.00
Product Development	44,475.86
Total Legal & Professional Fees	**237,651.24**
Meals	4,678.95
Office Equipment	6,009.57
Office Rent	27,976.91
Office Supplies	1,525.72
Other Business Expenses	4,981.46
PayPal Fees	7,348.05
Payroll Expenses	**114,476.67**
Public Relations & Promotion	39,600.00

Proper Good, Inc.

Profit and Loss
January - December 2020

	TOTAL
Reimbursable Expenses	1,445.48
Shipping, Freight & Delivery	**136,199.57**
Shopify Fees	20,017.11
Software - General & Admin	**15,358.29**
Taxes & Licenses	859.00
Trademark	0.00
Training & Education	2,587.26
Travel	9,448.74
Utilities	4,503.68
Total Expenses	**$1,139,026.12**
NET OPERATING INCOME	**$ -829,686.32**
Other Income	**$2,025.81**
Other Expenses	**$116.38**
NET OTHER INCOME	**$1,909.43**
NET INCOME	**$ -827,776.89**